FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued:  Tuesday 12 May 2009, London UK - LSE Announcement

GSK extends strategic collaboration with Aspen

GSK to acquire 16% shareholding in Aspen in exchange for transfer of specialist products and manufacturing facility in Bad Oldesloe, Germany

Activities combined in Sub-Saharan Africa (including South Africa)

GlaxoSmithKline plc (GSK) today announced that it has agreed to extend its strategic relationship with Aspen Pharmacare Holdings Limited (Aspen) and to acquire a 16% shareholding in the South African based pharmaceuticals company. This is part of a wide ranging agreement which includes combining commercial activities in Sub-Saharan Africa and the divestment of several assets to Aspen.

Abbas Hussain, President Emerging Markets, GlaxoSmithKline said: "Extending our strategic relationship with Aspen supports GSK's strategy to accelerate sales growth in emerging markets. The combination of our commercial activities in Sub-Saharan Africa is highly complementary and will mean that together we can provide more medicines of value to more patients in these countries. At the same time, GSK will also benefit from investing in one of Africa's leading healthcare companies with a formidable track record of delivery."

On completion, Aspen will issue 68.5 million new shares as non-cash consideration to GSK in exchange for the transfer of several assets. These shares will be equivalent to a 16% shareholding in the company; and Aspen has a current total market capitalisation value of £1.4 billion. As part of the agreement and on closure of the transaction, Aspen will appoint a non-executive director, nominated by GSK, to its Board of Directors.

Specialist products and manufacturing facility divested to Aspen

GSK will divest eight specialist medicines to Aspen and a manufacturing facility located in Bad Oldesloe, Germany. The products to be divested are Alkeran (excluding US), Kemadrin, Lanvis, Leukeran, Myleran, Purinethol, Septrin and Trandate. Combined sales of these products were £56 million in 2008. The Bad Oldesloe manufacturing site produces some of the products to be divested and a number of other products previously acquired by Aspen from GSK in June 2008.

These divestments reflect GSK's strategy to simplify its operations and divest certain products which can be more efficiently commercialised by other parties.

Activities combined in Sub-Saharan Africa

Under the terms of the agreement, GSK and Aspen will collaborate on the commercialisation of their current and future product portfolios in Sub-Saharan Africa (excluding South Africa). The vast majority of combined current sales in this region (approximately £65 million in 2008) are attributable to GSK. Going forward, the collaboration will build a broader and more diverse portfolio for these countries, with Aspen's extensive pipeline of new products expected to benefit from greater leverage through GSK's existing commercial infrastructure.

In South Africa, where Aspen has extensive commercial capability, GSK will transfer marketing and distribution rights to Aspen for its pharmaceutical products. In 2008, sales of these pharmaceutical products were approximately £45 million.

Financials

GSK will record a one-off non-cash, pre-tax profit on the expected closure of the transaction, representing the profit on disposal of the GSK assets to Aspen. This item will be reported within Other Operating Income. The impact of this transaction to GSK's earnings per share is expected to be accretive in 2009 and slightly dilutive (<1%) in 2010.

The agreement is subject to regulatory approvals and is expected to complete before the end of 2009.

S M Bicknell
Company Secretary

12 May 2009

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Notes to Editors

In June 2008, GSK sold the rights to four products outside of the USA to Aspen. The medicines are Eltroxin, Lanoxin, Imuran and Zyloric (also excluding Japan).

In July 2008, GSK acquired commercialisation rights to a portfolio of Aspen's existing and pipeline pharmaceutical products for use in a range of emerging market countries.

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 12,  2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc